Exhibit 99.1

Allot Appoints Liat Nahum as New Chief Financial Officer

Hod Hasharon, Israel – May 29, 2024 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced the appointment of Mrs. Liat Nahum as the new Chief Financial Officer of the Company. Nahum, who will join Allot on July 1st, 2024, brings with her significant financial and international management experience from leadership roles at publicly listed technology companies.

“I am happy to welcome Liat to our executive team. She will partner with me to usher in a new chapter for Allot, with the goal of driving renewed business success. Liat brings more than twenty years of experience, great talent, and finance and business leadership at top tier hi-tech companies. I am confident that she will significantly contribute to our finance and business strategy," said Eyal Harari, Chief Executive Officer of Allot.

“This is an exciting time to be joining Allot,” said Liat Nahum, Allot’s incoming CFO. “I look forward to joining the leadership team, contributing the knowledge and perspective I have gained from my extensive industry experience, and playing an active role in the success of the organization.”

Prior to joining Allot, Nahum served for more than 20 years in a wide range of financial leadership roles, most recently as a Strategic Business Executive and Director of Finance at Amdocs Ltd., a public NASDAQ listed, multinational telecommunications technology company that specializes in software and services for communications, media and financial services providers and digital enterprises. Previously, she served as VP of Finance at Taboola Inc, a public NASDAQ listed, advertising technology company that provides content recommendation sponsored links to advertising partners.

Mrs. Nahum is a Certified Public Accountant and holds a B.A. in Finance and Accounting from the University of Haifa and an M.B.A. in Accounting and Business Management from the Ruppin Academic Center.

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com